São Paulo-SP, April 25 2007. SUAC-489/07.

COMISSÃO DE VALORES MOBILIÁRIOS Superintendência de Relações com Empresas Rio de Janeiro-RJ

Reference: BANCO ITAÚ HOLDING FINANCEIRA S.A. ORDINARY GENERAL MEETING OF APRIL 25, 2007

Dear Sirs,

1. Pursuant to the provisions of CVM Instruction 202/93, Article 16, subsection V, we are pleased to provide you with a summary of the decisions taken by the above-mentioned ordinary general meeting:

a) the approval of the management accounts for the 2006 fiscal year, the distribution of the net income for the same fiscal year,

as well as the ratification of payments effected against the mandatory dividend for 2006;

b) the election of members of the Board of Directors and Fiscal Council for the next annual term of office;

c) the maintenance of the amount to be allocated for the compensation of members of the management bodies and the Fiscal Council;

2. The respective minutes will be forwarded to you via the Periodical and Eventual Information (IPE) system within the timeframe established in Article 16, subsection VI, of the said Instruction.

Sincerely,

BANCO ITAÚ HOLDING FINANCEIRA S.A. Alfredo Egydio Setubal, Investor Relations Officer

Copy to:
- THE SÃO PAULO STOCK EXCHANGE Superintendência Executiva de Operações Gerência de Relações com Empresas (GRE)